Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

July 28, 2016

VIA EDGAR

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-211724 and 811-22824

Dear Ms. Vroman-Lee:

On May 31, 2016, Steben Select Multi-Strategy Fund (the “Fund”) filed a Registration Statement on Form N-2 to re-register the Fund’s Class A and Class I shares with the U.S. Securities and Exchange Commission (the “SEC”) (accession number 0001144204-16-105929). Following below is a summary of the oral comments provided by you on June 28, 2016, regarding the Fund’s Registration Statement.

Defined terms used below have the same meanings as in the Fund’s prospectus included in the Registration Statement.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated to be filed with the SEC in a Pre-Effective Amendment No. 1 on or about July 28, 2016.

1.	Comment: In footnote 2 on page i of the prospectus, please update the name of the Fund’s distributor.

Response: The Fund has updated the distributor’s information.

2.	Comment: In footnote 3 on page ii of the prospectus, please note that the organizational expenses and initial offering costs should not change even though the Fund is filing its re-registration. Also, please confirm whether organizational expenses are treated as a Fund expense or an adviser expense.

Response: The Fund has included the original organizational expenses and offering costs as requested. In addition, the Fund confirms that the organizational expenses were treated as adviser expenses.

3.	Comment: On page 70 of the prospectus, please explain the increase in the number of shares outstanding for both classes.

Securities and Exchange Commission

July 28, 2016

Response: The shares outstanding represent the number of shares sold for each class of the Fund as of March 31, 2016. This amount has increased incrementally over the three-year period of initial registration.

4.	Comment: In Appendix B to the prospectus, please provide the standard performance calculation with the total average returns that take loads into account. Also, please clarify whether the “Since Inception” column reflects annualized or cumulative performance.

Response: The Fund has included the standard performance for Class A shares that reflect a sales load. The Fund confirms that the “Since Inception” performance shown is annualized.

5.	Comment: On page 5 of the statement of additional information, please clarify that Mr. Steben also serves as Chairman of the Board.

Response: The Fund has included the requested information in the table for Interested Trustees and has clarified Mr. Steben’s role in the section titled “Board Structure and Role of the Board of Trustees.”

6.	Comment: Please include the Tandy representations.

Response: The Fund acknowledges that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the SEC’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the SEC staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

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Securities and Exchange Commission

July 28, 2016

We appreciate your review of the revised prospectus and SAI. In order to commence operations as soon as possible, we request that the staff declare the Fund’s registration statement effective.

Thank you for your attention to these matters. If you have any questions regarding these comments, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:	George J. Zornada

     K&L Gates LLP